Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

1.

An annual meeting of shareholders of the ING International High Dividend Equity Income Fund (“Fund”) was held on May 6, 2013 to: 1) approve a new investment advisory agreement for the Fund with ING Investments, LLC prompted by the IPO, and to approve, under certain circumstances, any future advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 2) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Co. LLC with respect to the Fund prompted by the IPO, and to approve, under certain circumstances, any future sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S’s Separation Plan; 3) approve a new investment sub-sub-advisory agreement between ING Investment Management Co. LLC and ING Investment Management Advisors, B.V. (“IIMA”)  with respect to the Fund prompted by the IPO, and to approve, under certain circumstances, any future sub-sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; and 4) elect five nominees to the Board of Trustees of the Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Broker non-vote	Total Shares Voted
	1**	2,902,920.954	192,606.719	115,574.777	2,398,134.891	5,609,237.341
	2**	2,896,220.205	198,271.816	116,610.429	2,398,134.891	5,609,237.341
	3**	2,890,791.208	204,189.744	116,121	2,398,134.891	5,609,237.341
	Proposal	For All	Withhold All	For all Except	Broker non-vote	Total Shares Voted
John V. Boyer	4*	5,320,809.110	288,428.231	0.000	0.000	5,609,237.341
Patricia W. Chadwick	4*	5,292,857.654	316,379.687	0.000	0.000	5,609,237.341
Albert E. DePrince, Jr.	4*	5,320,387.167	288,850.174	0.000	0.000	5,609,237.341
Martin J. Gavin	4*	5,322,655.471	286,581.870	0.000	0.000	5,609,237.341
Sheryl K. Pressler	4*	5,291,561.845	317,675.496	0.000	0.000	5,609,237.341

*Proposal Passed.

**Proposals did not pass; Adjourned to July 5, 2013.

2.

A special meeting of shareholders of the ING International High Dividend Equity Income Fund (“Fund”) was held on July 5, 2013 to: 1) approve a new investment advisory agreement for the Fund with ING Investments, LLC prompted by the IPO, and to approve, under certain circumstances, any future advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 2) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Co. LLC with respect to the Fund prompted by the IPO, and to approve, under certain circumstances, any future sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; and 3) approve a new investment sub-sub-advisory agreement between ING Investment Management Co. LLC and ING Investment Management Advisors, B.V. (“IIMA”)  with respect to the Fund prompted by the IPO, and to approve, under certain circumstances, any future sub-sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan.

Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Broker non-vote	Total Shares Voted
1	3,655,175.789	242,416.210	168,447.964	1,940,885.635	6,006,925.598
2	3,648,837.759	247,663.589	169,538.615	1,940,885.635	6,006,925.598
3	3,642,720.153	254,343.625	168,976	1,940,885.385	6,006,925.598

Proposals did not pass; Adjourned to September 3, 2013.